

October 24, 2017

Mail Stop 4631

<u>Via E-mail</u>
Paul F. DeSantis
Senior Vice President
Omnova Solutions, Inc.
25435 Harvard Road
Beachwood, Ohio 44122

     Re: **Omnova Solutions, Inc.**
             Form 10-K for Fiscal Year Ended November 30, 2016
             Filed February 1, 2017
             File No. 1-15147

Dear Mr. DeSantis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Branch Chief
                    Office of Manufacturing and Construction